UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-39693

Triterras, Inc.
(Name of registrant)

9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒             Form 40-F ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Registrant’s Certifying Accountant.

Appointment of WWC, P.C.

On December 31, 2021, the Company appointed WWC, P.C. (“WWC”), an independent public accounting firm registered with the Public Company Accounting Oversight Board, as the Company’s principal accountant to audit the financial statements of the Company and its subsidiaries, effective immediately.

During the Company’s two most recent fiscal years ended February 29, 2020 and February 28, 2021, and any subsequent interim period prior to engaging WWC, neither the Company nor anyone on its behalf consulted WWC with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by WWC that WWC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as defined in Item 16F(a)(1)(v) of Form 20-F.

Cessation of Nexia TS Public Accounting Corporation as Independent Auditor

As previously disclosed, on June 17, 2021, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) approved the appointment of Nexia TS Public Accounting Corporation (“Nexia”) as the Company’s principal accountant to audit the financial statements of the Company and its subsidiaries for the fiscal year ended February 28, 2021 (the “Audit”). To date, Nexia has not issued any report with respect to any of the Company’s financial statements.

On December 14 and 15, 2021, the Company’s solicitors issued letters of demand (the “Demand Letters”) to Nexia. Between December 16, 2021 and December 30, 2021, the Company initiated discussions with potential alternative independent public accounting firms, who then sought professional clearance from Nexia. On December 30, 2021, Nexia delivered a communication to the Company’s Chief Executive Officer, Chief Financial Officer and the Chairman of the Audit Committee referencing the Demand Letters as well as the Company’s press release, dated December 16, 2021 (the “Press Release”), and indicating that the Demand Letters and the Press Release “could have (or be deemed to have) the effect of compromising and impairing [Nexia’s] independence as auditors, [Nexia has] ceased work and would like to issue the Withdrawal Letter and the Cessation Letter as soon as practicable.” Further Nexia requested the Company to inform them once the appointment of the new auditors is complete so that they can coordinate the timing of the issuance of the Withdrawal & the Cessation letters. As reported above, the Company appointed WWC as the Company’s independent auditor on December 31, 2021. On January 4, 2022, the Company’s Chief Executive Officer, Chief Financial Officer and the Chairman of the Audit Committee received a letter from Nexia stating that the client-auditor relationship between the Company and Nexia has ceased.

During the Company’s two most recent fiscal years ended February 29, 2020 and February 28, 2021, and any subsequent interim period prior to terminating its client-auditor relationship with Nexia, (i) the Company did not have disagreements with Nexia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Nexia, would have caused Nexia to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years, and (ii) there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F except for the material weaknesses in the Company’s internal control over financial reporting as disclosed in the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 26, 2020.

The Company provided Nexia with a copy of this Form 6-K prior to its filing with the SEC and requested that Nexia furnish it with a letter addressed to the SEC stating whether it agrees with the above statements and, if not, stating the respects in which Nexia does not agree.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the fiscal year ended February 28, 2021 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F

Press Release.

On January 7, 2022, Triterras issued a press release announcing the appointment of WWC as its independent auditor. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance as well as timing of completion of the Audit and the filing of its annual report on Form 20-F for the fiscal year ended February 28, 2021 (the “2021 Annual Report”) with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to the completion of the Audit, the filing of the 2021 Annual Report, the decision of Nasdaq Hearings Panel (the “Panel”) with respect to Triterras’ appeal of Nasdaq’s delisting determination, as well as the risks and uncertainties related to the risks set forth under “Risk Factors” in Triterras’ Form 20-F (SEC File No. 001-39693) filed with the SEC on November 16, 2020 and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. There can be no assurance that that the Audit will be completed sufficiently in advance to enable Triterras to complete and file the 2021 Annual Report before the conclusion of the hearing process, that the Panel will render a decision favorable to Triterras in its appeal, or that Triterras will be able to regain compliance with the Nasdaq Listing Rules within any additional extension period granted by Nasdaq (including by the Panel). Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITERRAS, INC.

Date: January 7, 2022	By:	/s/ Srinivas Koneru
	Name:	Srinivas Koneru
	Title:	Executive Chairman and
Chief Executive Officer

Exhibit No.	Description
99.1	Press Release: Triterras Appoints New Independent Auditor.